UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2025

(Figures expressed in millions of United States dollars – US$ million)

EXECUTIVE SUMMARY

•	Net income attributable to shareholders of Enel Chile S.A. reached a profit of US$ 538 million as of December 2025, equivalent to an increase of US$ 384 million with respect to the previous year, mainly explained by the extraordinary effect recorded at the end of 2024 caused from discontinuing risk hedging instruments used to cover revenue that is directly linked to the US dollar evolution, as a result of the change of functional currency in its subsidiary Enel Generación Chile as of January 2025. At the quarterly level, net income recorded a profit of US$ 186 million during Q4 2025, which compares favorably with the negative value of US$ 292 million recorded in Q4 2024, as a result of the aforementioned change in the functional currency.

•	When isolating the extraordinary effect associated with the functional currency change of Enel Generación Chile, announced in Q4 2024, the Company's net income decreased by 13.6% as of December 2025 compared to the adjusted net income of US$ 622 million in 2024. Applying the same criteria to quarterly results, net income increased by 5.6% in Q4 2025 compared to adjusted net income of US$ 176 million in Q4 2024.

•	Operating revenues totaled US$ 4,663 million as of December 2025, with a 10.4% growth compared to December 2024, mainly due to higher revenues from energy sales related to the extraordinary effect of the change in functional currency and higher gas commercialization, mainly in the Generation Segment. During Q4 2025, operating revenues increased by 163.0% with respect to Q4 2024, totaling US$ 1,183 million, mainly due to the discontinuation of accounting hedges as a result of the change in functional currency mentioned above.

•	Procurement and services costs amounted to US$ 2,780 million as of December 2025, equivalent to a reduction of 9.7% compared to December 2024, largely explained by lower costs for energy purchases and transportation expenses, mainly in the Generation Segment. During Q4 2025, procurement and services costs increased by 5.2% compared to Q4 2024, reaching a total of US$ 622 million, mainly due to higher costs for energy purchases in the Generation and Distribution and Networks Segments.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
•	As a result of the factors described above, the Company's EBITDA reached US$ 1,473 million as of December 2025, equivalent to a growth of 92.7% compared to December 2024. When isolating the extraordinary effect associated with the change in the functional currency of Enel Generación Chile, Enel Chile's EBITDA increased by 3.6% with respect to the adjusted EBITDA of US$ 1,421 million in 2024. During Q4 2025, EBITDA totaled US$ 469 million, showing an increase of US$ 709 million compared to Q4 2024. When isolating the aforementioned extraordinary effect, EBITDA grew by 12.4% compared to adjusted EBITDA of US$ 417 million in Q4 2024.

•	The financial result went from an expense of US$ 164 million as of December 2024 to an expense of US$ 237 million as of December 2025, mainly explained by higher financial expenses, mostly at Enel Generación Chile. During Q4 2025, the financial result recorded a higher expense of US$ 29 million compared to Q4 2024, reaching a total of US$ 80 million, mainly due to higher financial expenses, mostly at Enel Generación Chile.

BUSINESS SEGMENT SUMMARY

Generation

•	Net energy generation decreased by 12.4% to 21,583 GWh as of December 2025 (-3,056 GWh), mainly due to lower hydroelectric dispatch and lower solar generation, partially offset by higher combined cycle production. During Q4 2025, net generation decreased by 22.1% (-1,338 GWh) to 4,717 GWh, largely reflecting lower hydrology in 2025.

•	Physical energy sales decreased by 11.1% compared to December 2024, reaching 31,975 GWh (-3,998 GWh) as of December 2025, mainly explained by lower sales to regulated customers due to the expiration of contracts at the end of 2024. Similarly, during Q4 2025, physical sales decreased by 11.1% (-1000 GWh) to 7,984 GWh, mainly due to lower sales to regulated customers and in the spot market.

•	Operating revenues increased by 11.3% to US$ 3,283 million as of December 2025, mainly as a result of the extraordinary negative effect of US$ 657 million occurred in Q4 2024 related to the discontinuation of accounting hedges due to the change in functional currency in Enel Generación Chile, together with higher gas sales in 2025. Thus, on a quarterly basis, operating revenues increased from US$ 176 million in Q4 2024 to US$ 826 million in Q4 2025, largely reflecting the impact of the aforementioned extraordinary effect.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
•	Procurement and services costs totaled US$ 1,736 million as of December 2025, equivalent to a reduction of 11.3%, mainly explained by lower energy purchases and transportation expenses. On a quarterly basis, procurement and services costs totaled US$ 363 million during Q4 2025, up 8.8% compared to Q4 2024, largely due to higher other variable procurement and services costs related to increased gas commercialization, and higher energy purchases in the spot market.

•	As a consequence of the factors described above, the EBITDA of the Generation Segment increased by 69.8% with respect to December 2024, recording a total value of US$ 1,301 million as of December 2025. On a quarterly basis, EBITDA totaled US$ 408 million in Q4 2025, which compares positively with the negative value of US$ 217 million recorded in Q4 2024.

	Cumulative			Quarterly
Physical Data	Dec-25	Dec-24	% Change	Q4 2025	Q4 2024	% Change

Total Sales (GWh)	31,975	35,974	(11.1%)	7,984	8,984	(11.1%)
Total Generation (GWh)	21,583	24,639	(12.4%)	4,717	6,055	(22.1%)

Distribution & Networks

•	Physical sales decreased by 1.9% compared to December 2024 to 14,534 GWh as of December 2025 (-277 GWh), mainly in the residential segment. However, during Q4 2025, physical sales totaled 3,565 GWh maintaining a similar level when compared to Q4 2024 (3,556 GWh), basically due to higher physical energy sales in the commercial, industrial and other customers segments, offsetting the decline at the residential customer level.

•	The number of customers grew by 1.3% at the end of December 2025, reaching a total of 2,190,164 end-users, especially in the residential segment. On the other hand, energy losses moved from 5.8% in December 2024 to 6.6% in December 2025.

•	Operating revenues grew by 2.6% compared to December 2025, totaling US$ 1,784 million due to higher revenue from other services and other revenues, together with higher energy sales. During Q4 2025, operating revenues totaled US$ 447 million, 11.5% above the level shown in Q4 2024, as a result of higher revenues mainly from prior years' energy restatements, coupled with higher revenues from other services.

•	Procurement and services costs totaled US$ 1,474 million as of December 2025, equivalent to a reduction of 5.2% compared to December 2024, mainly explained by lower costs for energy purchases and lower other variable procurement and services costs. Similarly, during Q4 2025, procurement and services costs reached US$ 359 million, equivalent to a decrease of 5.0% compared to Q4 2024 due to lower other variable procurement and services costs as a result of fines imposed by the SEC recorded at the end of 2024 in connection to the extraordinary weather events of the winter of that year.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

•	Given the above, the EBITDA of the Distribution and Networks Segment reached US$ 189 million as of December 2025, which compares positively with the US$ 64 million recorded as of December 2024. EBITDA presented a similar trend in Q4 2025 reaching a total of US$ 63 million, which compares favorably with the negative value of US$ 5 million recorded in Q4 2024.

	Cumulative			Quarterly
Physical Data	Dec-25	Dec-24	% Change	Q4 2025	Q4 2024	% Change

Total Sales (GWh)	14,534	14,810	(1.9%)	3,565	3,556	0.3%
Number of Customers	2,190,164	2,162,606	1.3%	2,190,164	2,162,606	1.3%

FINANCIAL SUMMARY- ENEL CHILE

The Company's gross financial debt decreased by US$ 90 million when compared to December 2024, totaling US$ 3,841 million as of December 2025. This variation is explained by the following:

-	The amortization of two installments (June and December) of a loan from Enel Finance International with Enel Chile for a total of US$ 161 million.
-	The amortization of Enel Generación Chile's H and M bonds for US$ 41 million.
-	Disbursements and prepayments of all of Enel Chile's committed credit lines with CAF. During the year, US$ 190 million were disbursed and prepaid.
-	An increase of US$ 112 million for lease liabilities (IFRS16).

Enel Chile's available liquidity is broken down into the following factors:

-	Cash and cash equivalents : US$ 462 million.
-	Available committed long-term lines of credit : US$ 690 million.

The average cost of debt in December 2025 decreased to 4.9% from 5.0% recorded in December 2024.

Hedging and protection:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

In order to mitigate the financial risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements from the volatility of these variables.

Enel Chile's exchange rate risk hedging policy establishes that there must be a long-term balance between the currency of indexation of the cash flows generated by each company and the currency in which they are indebted. Therefore, to date, the Enel Chile Group has cross currency swaps contracts for a value of US$ 170 million and forwards for US$ 119 million.

In order to reduce the volatility of the financial statements due to changes in interest rates, the Enel Chile Group maintains an adequate balance in the debt structure, for which it has interest rate swaps for US$ 286 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the social agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2020, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. This limit was reached in January 2022. The balance of these accounts receivable is to be recovered, at the latest, by December 31, 2027.

On December 14, 2020, the National Energy Commission (“CNE” in its Spanish acronym) published Exempt Resolution No. 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

This Resolution also established that payments be calculated using the official price US dollar exchange rate on the sixth working day following the publication of the Coordinator’s Payment Chart rather than the monthly average US dollar exchange rate in force until then.

>	On August 2, 2022, Law No. 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a Customer Protection Mechanism (“MPC” in its Spanish acronym) to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1.8 billion transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a state guarantee to expire in December 2032.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It is to receive a US$ 20 million fiscal contribution every year until its expiration date set at December 31, 2032, in addition to the US$ 15 million contribution made in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law No. 21,185 is subject to this new mechanism created by Law No. 21,472.

On March 14, 2023, the National Energy Commission published Exempt Resolution 86 that establishes technical provisions regarding the implementation of Law No. 21,472. On August 9, 2023, the CNE issued Exempt Resolution No. 334 that amends and restates the text of Exempt Resolution No. 86 indicating, among other issues, certain provisions, procedures, terms and conditions to adequately implement such Law.

The US$ 1.8 billion regulated customer accounts receivable limit established by Law No. 21,472 was reached in February 2024.

>	On April 30, 2024, Law No. 21,667 was enacted in Chile and, among other things, establishes the following:

-	Tariffs for regulated customers are allowed to gradually increase reflecting the real costs of energy and capacity and consequently putting an end to the accumulation of debt by power generators.

-	Power generators are to recover the balance of debt they accumulated under price stabilization mechanisms PEC and MPC established by Law No. 21,185 and Law No. 21,472, respectively.

-	An additional US$ 5,500 million is added to the MPC fund, of which US$ 3,700 million will have a 30% state guarantee. It is to be repaid, at the latest, by December 31, 2035.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
-	Most vulnerable customers are to benefit from an electricity subsidy to cover tariff increases.

On the other hand, customers with a monthly consumption of more than 350 kWh/month pay the real price of energy and capacity as of the publication of the average node price decree corresponding to the first semester of 2024 plus an additional charge (MPC charge) that will allow the debt accumulated by the PEC and MPC to be retired. In turn, customers with consumption less than or equal to 350 kWh/month pay the real price of energy and capacity as of the publication of the decree corresponding to the second half of 2024 and, as of the decree for the first half of 2025, the MPC charge is added.

>	On October 14, 2025, the National Energy Commission (CNE) issued Exempt Resolution No. 633, which corresponds to the approval of the “Preliminary Technical Report for Setting Average Node Prices for the National Electric System, corresponding to the first half of 2026,” hereinafter “ITP.” Among other aspects, this document includes a correction of a methodological inconsistency of the CNE, relating to the consideration of the inflationary effect when applying the CPI variation and, jointly, the use of the current interest rate for non-adjustable transactions in national currency, all of this as of the entry into force of Executive Order No. 7T of 2024, issued by the Ministry of Energy, and subsequently, in the successive setting of Average Node Prices for electricity supplies, as referred to in Article 158 of the General Law on Electrical Services.

The deadline for submitting comments on the aforementioned ITP was October 24 of this year.

As of the date of issuance of these consolidated financial statements, the Company is evaluating the potential implications of this potential change in the methodology identified by the CNE, pending the Final Technical Report for the Setting of Node Prices.

Change of functional currency and reporting currency:

>	Effective January 1, 2025, Enel Chile changed its functional currency from Chilean pesos to United States dollars, as the US currency became the currency that significantly influences the economic environment in which the Company operates. The analysis that determined the change in functional currency was completed during the last quarter of the previous year and was disclosed in Enel Chile's consolidated financial statements as of December 31, 2024.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

This change in functional currency was mainly due to the fact that, also on January 1, 2025, its subsidiary Enel Generación Chile changed its functional currency from Chilean pesos to US dollars. This was mainly due to the fact that, as of 2025, the main source of income of said subsidiary will originate from the group of free customer contracts, which, considering the billing and collection cycles, give rise to substantially lower exposure to exchange rate fluctuations compared to the group of regulated customers, which require a much longer time to complete the collection process. The group of regulated customer contracts represented the Company's main source of income until fiscal year 2024.

Thus, considering the relevance of the generation segment for the Group, Enel Chile's main source of income, i.e., dividends from its subsidiaries, will have a consistent determination basis in United States dollars.

It is important to note that, until the end of 2024, the Company maintained certain operations defined as cash flow hedges, which covered the exchange rate risk of a portion of Enel Generación Chile's revenues directly linked to the evolution of the US dollar, which were managed by obtaining financing in the latter currency and derivative contracts. Considering the planned change in functional currency for Enel Generación Chile, the accounting hedges described above ceased to be effective and, therefore, due to the change in the risk management objective, were discontinued prospectively.

The cumulative amount in cash flow hedge reserves related to revenues directly linked to the performance of the US dollar amounted to Ch$ 620,164 million (~US$ 657 million) before taxes. This amount was fully recognized as lower revenues at the end of fiscal year 2024.

Enel Chile also changed the reporting currency of its consolidated financial statements, adopting US dollars as of 2025. The change in reporting currency was accounted for as a change in accounting policy and applied retrospectively, as if the new reporting currency had always been the reporting currency of the consolidated financial statements.

For further information, see note No. 3 to Enel Chile's consolidated financial statements as of December 31, 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation segment

We carry out the generation business in Chile through our subsidiaries Enel Generación Chile and Enel Green Power Chile (hereafter EGP Chile) which combined, have a total 8,904 MW1 net installed capacity as of December 31, 2025. Generation assets are diversified, and focus on renewable energy, which represents 78%2 of the Enel Chile’s total net installed capacity. A total of 3,666 MW comes from hydroelectric power plants, 1,965 MW from thermal power plants that operate using gas or fuel oil, 2,084 MW from solar power plants, 903 MW from wind farms, 83 MW from geothermal power plants, and 203 MW from energy storage systems (BESS).

The following chart summarizes the physical information of our Generation business segment for the period ended December 31, 2025, and 2024:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Dec-25	Dec-24	% Change	Q4 2025	Q4 2024	% Change	Dec-25	Dec-24

Sistema Eléctrico Nacional (SEN)	31,975	35,974	(11.1%)	7,984	8,984	(11.1%)	40.2%	44.9%

Distribution & Networks segment

The Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area distributing electricity to 33 counties of the Metropolitan Region.

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended December 31, 2025, and 2024:

1 Includes an additional 34 MW net capacity during 2025. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

2 Refers to Renewables + BESS (Battery Energy Storage System).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

	Energy Sales						Energy Losses
(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Dec-25	Dec-24	% Change	Q4 2025	Q4 2024	% Change	Dec-25	Dec-24

Distribution & Networks Business	14,534	14,810	(1.9%)	3,565	3,556	0.3%	6.6%	5.8%

Other Information	Dec-25	Dec-24	% Change

Number of Customers	2,190,164	2,162,606	1.3%
Customers/Employees	4,071	3,894	4.6%

The following chart presents electricity sales revenue per business segment and customer type on a cumulative basis as of December 31, 2025, and 2024:

	Cumulative Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24

Generation:	2,840	2,625	(440)	(496)	2,400	2,129
Regulated customers	1,107	1,596	(435)	(436)	672	1,160
Non regulated customers	1,568	876	-	(60)	1,568	816
Spot market	165	153	(5)	-	160	153
Distribution & Networks:	1,701	1,685	(23)	(21)	1,678	1,664
Residential	918	892	-	-	918	892
Commercial	465	480	-	-	465	480
Industrial	124	129	-	-	124	129
Other	194	184	(23)	(21)	171	163
Less: Intercompany transactions of different business lines	(463)	(517)	-	-	-	-

Total Energy Sales	4,078	3,793	(463)	(517)	4,078	3,793

Millions of US Dollars variation in US$ and %	285	7.5%	-	-	285	7.5%

The following chart presents electricity sales revenue per business segment and customer type on a quarterly basis as of December 31, 2025, and 2024:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

	Quarterly Figures
ENERGY SALES (Figures in US$ Million)	Total Businesses		Structure and Adjustments		Total
	Q4 2025	Q4 2024	Q4 2025	Q4 2024	Q4 2025	Q4 2024

Generation:	683	139	(95)	(141)	588	(2)
Regulated customers	300	372	(94)	(81)	206	291
Non regulated customers	469	(216)	-	(60)	469	(276)
Spot market	(86)	(17)	(1)	-	(87)	(17)
Distribution & Networks:	421	384	(7)	(5)	414	379
Residential	221	194	-	-	221	194
Commercial	117	115	-	-	117	115
Industrial	31	31	-	-	31	31
Other	52	44	(7)	(5)	45	39
Less: Intercompany transactions of different business lines	(102)	(146)	-	-	-	-

Total Energy sales	1,002	376	(102)	(146)	1,002	376

Millions of US Dollars variation in US$ and %	626	166.6%	-	-	626	166.6%

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

As of December 31, 2025, the net income attributable to Enel Chile shareholders reached a profit of US$ 538 million, which represents an increase of US$ 384 million, or 249.7% compared to the previous year. This increase is mainly explained by the extraordinary negative effect recorded at the end of 2024 for US$ 657 million related to the discontinuation of accounting hedges associated with revenues directly linked to the evolution of the US dollar, as a consequence of the change of functional currency in its subsidiary Enel Generación Chile as of January 2025.

As for Q4 2025, the net income attributable to Enel Chile shareholders recorded a profit of US$ 186 million, which represents an increase of US$ 478 million with respect to the loss of US$ 292 million obtained in Q4 2024, which also responds to the extraordinary effect mentioned above.

The following chart compares the cumulative and quarterly figures of each item of the income statement as of December 31, 2025, and 2024:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Figures in US$ Million)	Dec-25	Dec-24 (1)	Change	% Change	Q4 2025	Q4 2024	Change	% Change

REVENUES	4,663	4,225	438	10.4%	1,183	450	734	163.0%
Sales	4,510	4,138	372	9.0%	1,137	426	711	166.8%
Other operating revenues	153	87	66	75.4%	47	24	23	95.4%
PROCUREMENT AND SERVICES	(2,780)	(3,079)	298	(9.7%)	(622)	(592)	(31)	5.2%
Energy purchases	(1,833)	(2,030)	197	(9.7%)	(470)	(420)	(50)	12.0%
Fuel consumption	(377)	(355)	(22)	6.2%	(57)	(53)	(4)	7.8%
Transportation expenses	(281)	(377)	97	(25.6%)	(44)	(70)	25	(36.3%)
Other variable procurement and service cost	(290)	(317)	27	(8.6%)	(50)	(49)	(2)	3.5%
CONTRIBUTION MARGIN	1,882	1,146	736	64.3%	561	(142)	703	n/a
Other work performed by entity and capitalized	42	43	(1)	(1.9%)	17	15	2	12.8%
Employee benefits expense	(176)	(174)	(2)	1.1%	(42)	(44)	2	(5.4%)
Other fixed operating expenses	(276)	(251)	(25)	9.9%	(68)	(70)	3	(3.6%)
GROSS OPERATING INCOME (EBITDA)	1,473	764	709	92.7%	469	(240)	709	n/a
Depreciation and amortization	(387)	(313)	(74)	23.8%	(113)	(76)	(37)	49.1%
Impairment loss (Reversal)	(35)	(36)	1	n/a	-	(36)	36	n/a
Impairment loss (Reversal) for applying IFRS 9	(39)	(20)	(19)	98.0%	(11)	(4)	(7)	202.3%
OPERATING INCOME (EBIT)	1,011	395	616	155.8%	345	(356)	701	n/a
FINANCIAL RESULT	(237)	(164)	(73)	44.2%	(80)	(51)	(29)	55.8%
Financial income	72	83	(11)	(13.5%)	32	17	15	90.6%
Financial expenses	(330)	(246)	(84)	34.0%	(134)	(61)	(72)	118.8%
Gain (Loss) for indexed assets and liabilities	13	22	(9)	(39.5%)	3	(1)	4	n/a
Foreign currency exchange differences, net	8	(23)	31	n/a	19	(6)	25	n/a
OTHER NON-OPERATING RESULTS	21	9	12	141.3%	9	2	7	n/a
Share of profit (loss) of associates accounted for using the equity method	15	9	6	67.9%	5	2	3	175.2%
Other earnings	6	(0)	6	n/a	4	0	4	n/a

NET INCOME BEFORE TAXES	795	239	556	232.0%	274	(406)	680	n/a
Income Tax	(210)	(37)	(173)	467.6%	(73)	119	(193)	n/a

NET INCOME	585	202	382	188.9%	201	(286)	487	n/a
Shareholders of the parent company	538	154	384	249.7%	186	(292)	478	n/a
Non-controlling interest	47	49	(1)	(2.9%)	15	6	8	137.4%

Earning per share (US$ /share) (2)	0.0078	0.0022	0.0055	249.7%	0.0027	(0.0042)	0.01	n/a

(1) Enel Chile changed its functional currency as of 2025 and the reporting currency of its consolidated financial statements from Chilean pesos to United States dollars. In this context, the results for the quarter ended December 31, 2024 have been translated into U.S. dollars using the average exchange rate applicable to that period ($ 937.2 CLP/US$). For more information refer to note 3 to the consolidated financial statements of Enel Chile as of December 31, 2025.
(2) As of December 31, 2025 and December 31, 2024 the average number of paid and subscribed shares was 69,166,557,219.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

EBITDA

As of December 31, 2025, Enel Chile's consolidated EBITDA amounted to US$ 1,473 million, which represents an increase of US$ 709 million, equivalent to 92.8% compared to December 2024. This increase is mainly explained by the extraordinary negative effect of US$ 657 million recorded in Q4 2024, associated with the change of the functional currency in Enel Generación Chile. Excluding this effect, Enel Chile's EBITDA increased 3.6% compared to the adjusted EBITDA of US$ 1,421 million recorded in 2024.

During Q4 2025, EBITDA totaled US$ 469 million, reflecting an increase of US$ 709 million, compared to the same period of 2024. When isolating the extraordinary effect noted above, EBITDA for the quarter increased 12.4% compared to the adjusted EBITDA of US$ 417 million in Q4 2024.

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment on a cumulative and quarterly basis as of December 31, 2025, and 2024, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in US$ Million)	Dec-25	Dec-24	Change	% Change	Q4 2025	Q4 2024	Change	% Change

Generation business revenues	3,283	2,950	332	11.3%	826	176	650	n/a
Distribution & Networks business revenues	1,784	1,739	45	2.6%	447	401	46	11.5%
Less: consolidation adjustments and other activities	(404)	(465)	61	(13.1%)	(90)	(127)	37	(29.4%)
Total Consolidated Revenues	4,663	4,225	438	10.4%	1,183	450	734	163.0%

Generation business costs	(1,736)	(1,956)	220	(11.3%)	(363)	(333)	(29)	8.8%
Distribution & Networks business costs	(1,474)	(1,555)	80	(5.2%)	(359)	(377)	19	(5.0%)
Less: consolidation adjustments and other activities	430	432	(2)	(0.5%)	99	119	(20)	(17.1%)
Total Consolidated Procurement and Services Costs	(2,780)	(3,079)	298	(9.7%)	(622)	(592)	(31)	5.2%

Personnel Expenses	(64)	(56)	(7)	13.3%	(14)	(15)	1	(4.8%)
Other expenses by nature	(183)	(173)	(10)	6.0%	(42)	(45)	3	(7.0%)
Total Generation business	(246)	(229)	(18)	7.8%	(56)	(60)	4	(6.5%)
Personnel Expenses	(23)	(31)	8	(27.0%)	(3)	(7)	4	(63.2%)
Other expenses by nature	(98)	(89)	(9)	10.0%	(23)	(21)	(1)	5.4%
Total Distribution & Networks business	(121)	(121)	(1)	0.5%	(25)	(28)	3	(11.2%)
Less: consolidation adjustments and other activities	(42)	(33)	(9)	28.5%	(11)	(11)	(0)	1.5%

EBITDA, by business segment
Generation business EBITDA	1,301	766	535	69.8%	408	(217)	625	n/a
Distribution & Networks business EBITDA	189	64	124	194.2%	63	(5)	68	n/a
Less: consolidation adjustments and other activities	(16)	(66)	50	(75.4%)	(2)	(19)	17	(89.5%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	1,473	764	709	92.7%	469	(240)	709	n/a

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

Generation business EBITDA

The EBITDA of our Generation Segment accumulated as of December 31, 2025, reached US$ 1,301 million, which represents an increase of US$ 535 million, equivalent to 69.8%, compared to fiscal year 2024. Regarding the results for Q4 2025, EBITDA in this segment increased by US$ 625 million, compared to the same quarter of the previous year.

The main variables that explain this result are described below:

▪  Operating Revenues as of December 31, 2025, reached US$ 3,283 million, which represents an increase of US$ 332 million, or 11.3% higher than the previous year, which is mainly explained by the following:

>	Higher energy sales revenues of US$ 215 million, mainly explained by: (i) losses recognized at the end of 2024 of US$ 657 million resulting from the extraordinary effect of the discontinuation of accounting hedges related to revenues directly linked to the evolution of the United States dollars, as a result of the change in the functional currency of Enel Generación Chile; and (ii) lower losses from exchange rate hedges of US$ 125 million. The above was partially offset by: (i) lower physical sales of US$ 373 million, corresponding to -3,998 GWh, explained by lower physical sales to regulated customers (-3,279 GWh), lower physical sales in the spot market (-590 GWh) and lower physical sales to free customers (-129 GWh); and (ii) a negative effect of US$ 198 million due to lower average sales price.

>	Higher other sales of US$ 68 million, explained by an increase in revenues from gas sales.

>	Higher other operating revenue of US$ 46 million, mainly explained by: (i) higher insurance income by US$ 50 million; and (ii) higher income from the collection of a guarantee ticket associated with a contract termination agreement with suppliers of US$ 6 million. This was partially offset by additional lower revenues of US$ 12 million, generated by an optimization of commercial terms considered in contracts with energy suppliers in 2024.

Regarding Q4 2025, Operating Revenues reached US$ 826 million, which represents an increase of US$ 650 million compared to the same quarter of the previous year. The variation is mainly due to:

>	Higher revenues from energy sales of US$ 545 million, mainly due to: (i) losses recognized at the end of 2024 resulting from the extraordinary effect of the discontinuation of accounting hedges related to the change in the functional currency for US$ 657 million; and (ii) lower losses from exchange rate hedges by US$ 43 million. The above, partially offset by: (i) lower physical sales by US$ 98 million, corresponding to (-1,000 GWh), explained by lower physical sales to regulated customers (-647 GWh), lower physical sales in the spot market (-215 GWh) and lower sales to free customers (-137 GWh); and (ii) a negative effect of US$ 56 million due to lower average sales price.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

>	Higher other sales of US$ 85 million, explained by an increase in revenues from the commercialization of gas.

▪	As of December 31, 2025, Operating Costs amounted to US$ 1,736 million, a decrease of US$ 220 million, or 11.3% lower than in 2024, mainly explained by:

>	Lower energy purchases of US$ 149 million, which are mainly explained by lower physical purchases, equivalent to (-942 GWh).

>	Lower transportation expenses of US$ 79 million, mainly explained by: (i) lower regasification and gas transportation costs of US$ 39 million; and (ii) lower toll expenses of US$ 34 million.

>	Lower other variable procurement and services costs of US$ 14 million, explained by: (i) a lower thermal emissions tax expense of US$ 9 million; (ii) a lower cost of commodity hedging derivatives of US$ 6 million. This was offset by a higher cost of sales in gas trading for US$ 2 million.

The above was partially offset by:

>	Higher fuel consumption costs of US$ 22 million, explained by: (i) higher gas consumption of US$ 35 million, partially offset by: (i) lower commodity hedging costs of US$ 11 million; and (ii) lower oil consumption of US$ 2 million.

During Q4 2025, Operating Costs amounted to US$ 363 million, which represents an increase of US$ 29 million compared to the same quarter of the previous year. This variation is mainly explained by:

>	Higher other variable procurement and services costs of US$ 29 million, mainly explained by a higher cost of sales in the commercialization of gas of US$ 32 million.

>	Higher energy purchases of US$ 18 million, mainly explained by a higher physical purchase (+338 GWh).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
>	Higher fuel consumption costs of US$ 4 million, explained by: (i) higher gas consumption of US$ 10 million. This was offset by: (i) lower commodity hedging costs of US$ 3 million; and (ii) lower oil consumption of US$ 3 million.

The above was partially offset by:

>	Lower transportation expenses of US$ 22 million, mainly explained by: (i) lower toll expenses of US$ 12 million; and (ii) lower regasification costs of US$ 8 million.

▪	Personnel Expenses (net of work for fixed assets) amounted to US$ 64 million as of December 31, 2025, increasing by US$ 7 million compared to 2024 and is mainly explained by: (i) a non-recurring expense for incentives granted to workers linked to early retirement plans for US$ 5 million; and (ii) a higher collective bargaining bonus expense of US$ 2 million.

For Q4 2025, Personnel Expenses (net of work for fixed assets) decreased by US$ 1 million, which is explained by a lower activation of labor associated with construction projects.

▪	As of December 31, 2025, Other Expenses by Nature amounted to US$ 183 million, increasing by US$ 10 million compared to December 2024, mainly due to: (i) higher expenses for maintenance and repair services of US$ 3 million; and (ii) higher expenses for technical and administration services of US$ 2 million; and (iii) higher outsourced services of US$ 2 million.

In Q4 2025, Other Expenses by Nature decreased by US$ 3 million, mainly due to lower maintenance and repair services expense.

Distribution & Networks business EBITDA

EBITDA of our Distribution and Networks Segment reached US$ 189 million for the year ended as of December 31, 2025, which represents an increase of US$ 124 million, equivalent to an increase of 194.2%, compared to 2024. Regarding Q4 2024 results, EBITDA in this segment increased by US$ 68 million, compared to the same quarter of the previous year.

The main variables that explain this result are described below:

▪	Operating Revenues reached US$ 1,784 million as of December 31, 2025, which represents an increase of US$ 45 million, or 2.6% higher than the previous year, which is mainly explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
>	Higher other operating revenues of US$ 18 million, mainly explained by: (i) higher insurance income of US$ 15 million; and (ii) higher income from recovery of unrecorded consumption of US$ 4 million.

>	Higher revenues from energy sales of US$ 16 million, mostly accounted for by: (i) an increase of US$ 28 million, mostly due to higher restatements from previous years, partly offset by lower physical sales (-277 GWh); (ii) a decrease of US$ 12 million due to the impact of figures translation resulting from the devaluation of the Chilean peso versus the US dollar.

>	Higher other services of US$ 13 million, explained by higher services rendered for customers’ connections and public lighting.

The above, partially offset by:

>	Lower other sales of US$ 2 million, explained by lower services rendered by other businesses such as antenna leasing, and network and connections relocation.

Operating Revenues for Q4 2025 were US$ 447 million, which represents an increase of US$ 46 million, equivalent to 11.5%, compared to the same quarter of the previous year, mainly explained by:

>	Higher revenues from energy sales of US$ 38 million, explained by: (i) higher revenues from energy restatements from previous years of US$ 24 million; and (ii) a positive variation of US$ 14 million explained by the effect on the figures translation due to the devaluation of the Chilean peso against the US dollar.

>	Higher revenues from other services of US$ 7 million, explained by the increase in services rendered for customers’ connections and public lighting.

>	Higher other operating revenue of US$ 2 million, mainly explained by higher insurance proceeds.

▪	As of December 31, 2025, Operating Costs amounted to US$ 1,474 million, which represents a decrease of US$ 80 million with respect to December 2024, equivalent to a 5.2% decrease, explained by:

>	Lower energy purchases of US$ 45 million, due to: (i) a lower physical purchase of energy of US$ 35 million (-147 GWh); and (ii) a positive variation of US$ 10 million due to the effect in figures translation as a result of the devaluation of the Chilean peso against the US dollar.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
>	Lower other procurement and services costs of US$ 26 million, explained by: (i) a decrease in costs associated with SEC fines of US$ 28 million; and (ii) lower costs related to power cut and service restoration of US$ 1 million. This was partially offset by higher value-added service costs of US$ 3 million.

>	Lower transmission expenses of US$ 10 million, explained by lower zonal transmission tolls.

During Q4 2025, Operating Costs amounted to US$ 359 million, decreasing by US$ 19 million compared to Q4 2024. This variation is mainly explained by:

>	Lower other procurement and services costs of US$ 27 million, mostly explained by fines imposed by the SEC recorded at the end of 2024 in relation to the extraordinary weather events that occurred during the winter of that year.

The above, partially offset by:

>	Higher costs for energy purchases of US$ 8 million, mainly due to a negative variation on figures translation due to the effect of the devaluation of the Chilean peso against the US dollar of US$ 11 million. This was partially offset by a lower average purchase price of US$ 3 million.

▪	Personnel Expenses (net of work for fixed assets) amounted to US$ 23 million as of December 31, 2025, which represents a decrease of US$ 8 million with respect to December 2024, mainly as a result of: (i) a lower expense for payment of the collective bargaining bonus of US$ 6 million; and (ii) a higher activation of personnel expenses for investment projects of US$ 5 million. This was partially offset by a higher non-recurring expense of US$4 million for incentives granted to employees participating in early retirement plans.

Personnel Expenses (net of work for fixed assets) amounted to US$3 million in Q4 2025, decreasing by US$ 4 million compared to Q4 2024, mainly explained by a higher activation of personnel expenses for investment projects

▪	Other Expenses by Nature reached US$ 98 million as of December 31, 2025, which represents an increase of US$ 9 million compared to the previous year, mainly explained by the following: (i) higher expenses related to the winter plan of US$ 5 million; and (ii) higher operation and maintenance costs of US$ 3 million.

Regarding Q4 2025, these expenses reached US$ 23 million, in line with the same quarter of the previous period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment in cumulative and quarterly terms as of December 31, 2025, and 2024:

	Cumulative Figures (Figures in US$ million)
	Dec-25			Dec-24
EBITDA & EBIT BY BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	1,301	(344)	956	766	(287)	479
Distribution & Networks business	189	(107)	81	64	(77)	(13)
Less: consolidation adjustments and other activities	(16)	(10)	(26)	(66)	(5)	(71)

TOTAL ENEL CHILE CONSOLIDATED	1,473	(462)	1,011	764	(369)	395

	Quarterly Figures (Figures in US$ million)
	Q4 2025			Q4 2024
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	408	(86)	322	(217)	(95)	(312)
Distribution & Networks business	63	(35)	28	(5)	(19)	(24)
Less: consolidation adjustments and other activities	(2)	(3)	(5)	(19)	(1)	(20)

TOTAL ENEL CHILE CONSOLIDATED	469	(124)	345	(240)	(115)	(356)

Depreciation, amortization and impairment amounted to US$ 462 million for the period ended December 31, 2025, increasing US$ 93 million compared to December 2024. This variation is explained by:

>	Higher depreciation and amortization expense of US$ 74 million, mainly explained by the commissioning of new renewable energy plants.

>	Higher impairment loss on accounts receivable of US$ 19 million, mainly from the Distribution and Networks Segment, mainly due to a higher expected credit loss related to residential customers.

Regarding Q4 2025, depreciation, amortization and impairment amounted to US$ 124 million, increasing by US$ 8 million compared to the same quarter of 2024, which is mainly explained by: (i) higher depreciation and amortization expense of US$ 37 million, mainly in the Generation Segment due to the commissioning of new generation units; (ii) lower impairment loss on Property, plant and equipment of US$ 36 million, in the Generation Segment, related to the Las Salinas expansion project; and (iii) higher impairment loss on accounts receivable of US$ 7 million, mainly in the Distribution and Networks Segment.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

NON-OPERATING INCOME

The following chart presents Enel Chile’s cumulative and quarterly consolidated non-operating income as of December 31, 2025, and 2024:

NON OPERATING INCOME (Figures in US$ million)	Dec-25	Dec-24	Change	% Change	Q4 2025	Q4 2024	Change	% Change

Financial income	72	83	(11)	(13.5%)	32	17	15	90.6%
Financial expenses	(330)	(246)	(84)	34.0%	(134)	(61)	(72)	118.8%
Foreign currency exchange differences, net	8	(23)	31	n/a	19	(6)	25	n/a
Gain (Loss) for indexed assets and liabilities	13	22	(9)	(39.5%)	3	(1)	4	n/a
FINANCIAL RESULT	(237)	(164)	(73)	44.2%	(80)	(51)	(29)	55.8%

Other earnings	6	(0)	6	n/a	4	0	4	n/a
Share of profit (loss) of associates accounted for using the equity method	15	9	6	67.9%	5	2	3	175.2%
OTHER NON-OPERATING RESULTS	21	9	12	141.3%	9	2	7	n/a

NET INCOME BEFORE TAXES	795	239	556	232.0%	274	(406)	680	(167.6%)
Income Tax	(210)	(37)	(173)	467.6%	(73)	119	(193)	n/a

NET INCOME OF THE PERIOD	585	202	382	188.9%	201	(286)	487	n/a
Attributable to Shareholders of the parent company	538	154	384	249.7%	186	(292)	478	n/a
Attributable to Non-controlling interest	47	49	(1)	(2.9%)	15	6	8	137.4%

Financial Result

As of December 31, 2025, Enel Chile's consolidated financial result recorded a loss of US$ 237 million in cumulative terms, which represents a higher loss of US$ 73 million with respect to the expense of US$ 164 million obtained in December 2024. Regarding Q4 2025, the financial result recorded an expense of US$ 80 million, 55.8% higher than the expense reached in Q4 2024.

The main variables that explain this result are described below:

Lower financial income of US$ 11 million, mainly explained by: (i) lower interest generated by accounts receivable from Electric Distribution companies of US$ 14 million, as a result of postponements in the date of issuance of the corresponding tariff decrees; (ii) lower income from temporary investments in fixed income instruments of US$ 10 million; (iii) lower financial income from interest generated by the application of Law No. 21,185 on tariff stabilization of US$ 2 million; and (iv) lower financial income from agreements with customers of US$ 1 million. This was offset by higher income of US$ 19 million arised from a methodological adjustment of the National Energy Commission (CNE) related to the financial update procedure for accounts receivable pending billing from previous years.3

3 The methodological adjustment relates to the financial update procedure for outstanding receivables generated between July 2022 and September 2024, which had begun to be applied to customers since the entry into force of Executive Decree No. 7T in July 2024. It should be noted that only approximately 2% of the difference determined had already been passed on to customers. This inconsistency was corrected in the Final Technical Report on Average Base Price of November 2025 (ITD of November 2025), corresponding to the first half of 2026, which established the payment of the total difference determined in six equal installments during this tariff period. The November 2025 ITD was published in Executive Decree No. 24T of January 2026.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

During Q4 2025, financial income increased by US$ 15 million compared to the same quarter of the previous period, mainly explained by higher income of US$ 19 million, which was originated by the aforementioned methodological adjustment of the CNE. This was partially offset by: (i) lower income from temporary investments in fixed income instruments of US$ 2 million; and (ii) lower financial income from interest generated by the application of tariff stabilization laws of US$ 1 million.

Higher financial expenses of US$ 84 million, mainly explained by: (i) lower interest capitalizations of US$ 83 million, mainly in the Generation Segment, as a result of the commissioning of the Los Cóndores power plant during the first quarter of 2025; and (ii) higher financial expenses of US$ 61 million due to the methodological adjustment of the CNE, related to the procedure of financial restatement of accounts receivable pending invoicing from previous years4. This was partially offset by: (i) lower financial expenses of US$ 11 million, related to losses on sales of accounts receivable from finance leases, recorded during the first quarter of 2024 and related to electric mobility projects; (ii) lower financial expenses with related companies of US$ 36 million, associated with a lower debt with Enel Finance International (EFI); and (iii) lower financial costs from agreements to optimize the payment schedule with suppliers of US$ 16 million.

During Q4 2025, financial expenses increased by US$ 72 million compared to the same quarter of the previous period, mainly explained by: (i) lower interest capitalizations of US$ 22 million, mainly in the generation segment, as a result of the commissioning of the Los Cóndores power plant during the first quarter of 2025; and (ii) higher financial expenses of US$ 61 million originated by the methodological adjustment of the CNE. This was partially offset by lower financial costs due to agreements to optimize the payment schedule with suppliers of US$ 10 million.

Lower exchange rate differences loss of US$ 31 million compared to 2024, mainly originated by: (i) higher positive exchange rate differences on trade accounts receivable and accounts receivable from related companies of US$ 52 million; (ii) lower negative exchange rate differences on net financial debt and derivative instruments of US$ 144 million, and (iii) by lower negative exchange rate differences losses on trade accounts payable and accounts payable to related entities of US$ 165 million. These effects were mainly a consequence of the change in functional currency of Enel Chile and Enel Generación Chile.

4 Same as in point 3.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

During Q4 2025, the exchange rate differences result had a higher gain of US$ 25 million compared to the same quarter of the previous period, mainly explained by (i) higher positive exchange rate differences on net financial debt and derivative instruments of US$ 163 million. The above partially offset by: (i) lower negative exchange rate differences on trade accounts receivable and accounts receivable from related companies of US$ 86 million; (ii) higher exchange rate differences losses on trade accounts payable and accounts payable to related companies of US$ 46 million; and (iii) higher positive exchange rate differences on cash and cash equivalents of US$ 8 million. These effects were also mainly a consequence of the change of functional currency of Enel Chile and Enel Generación Chile

Lower income from restatement units of US$ 9 million compared to 2024, mainly explained by a lower income from restatement of trade accounts receivable of US$ 13 million, partly offset by higher gain from the restatement of tax assets of US$ 5 million.

During Q4 2025, the income from restatement units increased by US$ 4 million when compared to the same quarter of the previous year, mainly explained by a higher income from the restatement of tax assets for US$ 11 million, partially offset by: (i) lower income from the restatement of financial assets of US$ 3 million; and (ii) lower income from the restatement of trade receivables of US$ 3 million.

Corporate income tax

Corporate income tax reached a loss of US$ 210 million for the period ended December 31, 2025, which represents a higher expense of US$ 173 million compared to the previous year. This variation is mainly explained by: (i) a higher tax expense of US$ 150 million due to higher profits of the Company; (ii) a higher tax expense of US$ 23 million due to the effects of the elimination of the tax price-level restatement in Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche, due to the change of accounting currency from Chilean pesos to United States dollars, starting in 2025.

With respect to Q4 2025, Corporate income tax reached an expense of US$ 73 million, which represents a higher expense of US$ 193 million compared to the same quarter of the previous year. This variation is mainly explained by: (i) a higher tax expense of US$ 183 million due to higher profits of the Company; and (ii) a higher tax expense of US$ 11 million, due to the elimination of the tax price-level restatement in Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche, as explained above.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

Performance of key financial ratios

RATIO		UNIT	Dec-25	Dec-24	Change	% Change

Liquidity	Liquidity (1)	Times	0.91	1.00	(0.09)	(9.1%)
	Acid-test (2)	Times	0.87	0.95	(0.07)	(7.8%)
	Working capital	US$ million	(234)	(9)	(225)	n/a
Leverage	Leverage (3)	Times	1.33	1.39	(0.06)	(4.5%)
	Short-term debt (4)%		33.6%	30.3%	3,3 p.p.	10.8%
	Long-term debt (5)%		66.4%	69.7%	(3,3 p.p.)	(4.7%)
	Financial expenses coverage (6)	Times	4.77	3.09	1.68	54.3%
Profitability	Op. income / Op. Revenues	%	21.7%	9.4%	12,3 p.p.	130.7%
	ROE (7)%		10.6%	3.1%	7,5 p.p.	241.7%
	ROA (8)%		4.6%	1.6%	3,0 p.p.	184.8%

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	As of December 31, 2025, current liquidity reached 0.91 times, presenting a negative variation of 9.1% with respect to December 31, 2024. This variation is largely explained by the increase in other financial liabilities, due to transfers from long-term.

>	As of December 31, 2025, working capital had a negative value of US$ 234 million, which represents a negative variation of US$ 225 million with respect to the negative working capital obtained as of December 31, 2024. This variation is largely explained by the increase in other financial liabilities.

>	The indebtedness ratio was 1.33 times, which represents the degree of commitment of Enel Chile's equity as of December 31, 2025, versus 1.39 times as of December 31, 2024. This decrease is largely due to the decrease in other non-current financial liabilities and the increase in the Company's equity, mainly explained by the result obtained in 2025.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

>	The financial expenses coverage for the period ended as of December 31, 2025, was 4.77 times, which indicates the ability to cover financial expenses with EBITDA. The 54.3% increase in this index compared to December 2024 is mainly explained by an extraordinary loss of US$ 657 million recorded at the end of 2024, which significantly affected EBITDA for that year, related to the discontinuation of accounting hedges associated with income directly linked to the evolution of the US dollar, as a result of the change in functional currency at its subsidiary Enel Generación Chile as of January 2025. Excluding the extraordinary loss for fiscal year 2024, as indicated above, financial cost coverage would have been 4.60 times, 4% higher than in 2024.

>	As of December 31, 2025, the profitability index recorded a percentage of 21.7%, compared to the percentage of 9.4% obtained in the same period of 2024. The increase in performance, corresponding to 12.3 percentage points, is largely due to the extraordinary loss for fiscal year 2024 due to the discontinuation of accounting hedges associated with revenues directly linked to the performance of the US dollar, as mentioned above. Excluding the extraordinary effect mentioned above, the profitability index would have increased by 0.1 p.p. (21.7% as of December 31, 2025, versus 21.6% as of December 31, 2024).

>	As of December 31, 2025, the return on equity was 10.6%, which represents an increase of 7.5 percentage points compared to the 3.1% obtained as of December 31, 2024. Isolating the extraordinary effects recognized in 2024, where the loss of US$ 657 million, before taxes and minority interests, recorded at the end of 2024 and explained by the discontinuation of accounting hedges associated with revenues directly linked to the evolution of the US dollar of Enel Generación Chile, the return on equity ratio would have decreased by 12.9 percentage points (23.5% as of December 31, 2025).

>	The return on assets was 4.6% as of December 31, 2025, which represents an increase of 3.0 p.p. compared to the 1.6% recorded in 2024. Isolating the extraordinary effects recognized in 2024, the return on assets ratio would have decreased by 5.1 p.p. (9.7% As of December 31, 2025).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

2.	BALANCE SHEET ANALYSIS

The Company's Total Assets decreased by US$ 139 million as of December 31, 2025, compared to total assets as of December 31, 2024.

ASSETS (Figures in US$ million)	Dec-25	Dec-24	Change	% Change

Current Assets	2,239	2,242	(3)	(0.1%)
Non Current Assets	10,665	10,523	142	1.4%

Total Assets	12,904	12,765	139	1.1%

Current Assets decreased by US$ 3 million as of December 31, 2025, and the variations of the main items are summarized as follows:

•	Decrease in Trade accounts receivable and other current accounts receivable of US$ 109 million, explained by the following factors: (i) a decrease of US$ 235 million resulting from sales of accounts receivable; (ii) an increase of US$ 55 million from the application of the tariff stabilization mechanisms to regulated customers, of which US$ 176 million correspond to transfers from the non-current account receivable, amount that is reduced by the collections of the year corresponding to US$ 122 million. All the above partially offset by higher accounts receivable for compensation of US$ 66 million.

•	Decrease in Other current financial assets of US$ 19 million, mainly explained by: (i) a higher VAT tax credit of US$ 24 million; and (ii) a lower balance of prepaid expenses of US$ 9 million.

The above was partially offset by:

•	Increase in Cash and cash equivalents of US$ 77 million, mainly explained by the following cash inflows from: (i) customer collections of US$ 6,726 million which include sales of accounts receivable of Enel Generación Chile and Enel Green Power Chile for a cash inflow of US$ 635 million, other than those arising from the application of tariff stabilization laws; (ii) bank loans for US$ 190 million; (iii) interest received for US$ 12 million; and (iv) collections from the lease and subsequent sale of these assets for US$ 17 million; (v) in addition to a positive effect of the variation in the exchange rate on cash and cash equivalents for US$ 16 million (vi) other collections from operating activities for US$ 6 million. All of the above, partially offset by: (i) payment to suppliers for US$ 4,833 million; (ii) purchases of property, plant and equipment for US$ 462 million; (iii) dividend payments for US$ 351 million; (iv) income tax payments for US$ 272 million; (v) payment of bank loans and bonds for US$ 237 million; (vi) interest payments for US$ 174 million; (vii) other payments for operating activities for US$ 168 million, mainly for VAT payments and other taxes; (viii) loan payments to related companies for US$ 161 million; (ix) payment to employees for US$ 146 million; (x) payments of lease liabilities for US$ 37 million; (xi) purchases of intangible assets for US$ 37 million; and (xii) other cash outflows for US$ 10 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

•	Increase in Accounts receivable from related companies, current, of US$ 19 million, mainly explained by a higher account receivable from: (i) GNL Chile S.A. of US$ 7 million corresponding to advances for gas purchases; (ii) a higher account receivable from Enel Global Trading S.p.A. of US$ 3 million; and (iii) a higher account receivable from Enel Américas of US$ 5 million for IT and administration services.

•	Other current financial assets increase of US$ 19 million, mainly explained by higher amounts related to hedging derivatives.

Non-Current Assets increased by US$ 142 million with respect to the balance as of December 31, 2024. The changes in the main items are described as follows:

•	Increase in Property, plant, and equipment of US$ 184 million, mainly explained by: (i) an increase in property acquisitions of US$ 445 million; (ii) an increase due to translation differences of US$ 104 million. This was partially offset by: (i) higher depreciation expense of US$ 320 million; (ii) higher impairment loss of US$ 35 million; and (iii) higher loss on sales and retirements of US$ 10 million.

•	Increase in Right-of-Use Assets of US$ 106 million, mainly explained by: (i) US$ 69 million increase due to translation differences; and (ii) US$ 44 million increase in new contracts for right-of-use assets. The above, partially offset by a higher depreciation for the period of US$ 9 million.

•	Increase in Investments accounted for by the equity method of US$ 14 million, due to higher amounts for profit sharing corresponding to our associate GNL Chile S.A., for US$ 14 million. This was partly offset by declared dividends of US$ 1 million.

The above, partially offset by:

•	Decrease in Other non-current non-financial assets of US$ 135 million, corresponding to: (i) a lower VAT tax credit of US$ 117 million; and (ii) a decrease in water rights credits of US$ 18 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

•	Decrease in Trade and other non-current accounts receivable of US$ 58 million mainly explained by a US$ 176 million decrease due to the transfer to current accounts receivable; and (ii) a decrease of US$ 7 million related to lower agreements with regulated customers. This was partially offset by: (i) an increase of US$ 102 million due to the translation of CLP-denominated receivables to US$ from Enel Distribución Chile, and (ii) an increase of US$ 19 million due to the application of the Laws that establish the tariff stabilization mechanisms for regulated customers.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

The Company's Total Liabilities, including Shareholders' Equity, amounted to US$ 12,904 million as of December 31, 2025, presenting a decrease of 1.1% compared to total liabilities and shareholders' equity as of December 31, 2024.

LIABILITIES AND EQUITY (Figures in US$ million)	Dec-25	Dec-24	Change	% Change

Current Liabilities	2,473	2,251	222	9.9%
Non Current Liabilities	4,881	5,168	(288)	(5.6%)
Total Equity	5,550	5,345	204	3.8%
Attributable to the Shareholders of parent company	5,176	4,976	199	4.0%
Attributable to Non-controlling interest	374	369	5	1.3%

Total Liabilities and Equity	12,904	12,765	139	1.1%

Current liabilities increased by US$ 222 million as of December 31, 2025. Below is an explanation of the variations of the main items that comprise them:

•	Increase in Other current financial liabilities of US$ 238 million, mainly explained by: (i) higher financial expenses from loans and bonds of US$ 135 million; (ii) a higher debt from the transfer of obligations related to loans and bonds from the non-current portion of US$ 190 million; and (iii) an increase in amounts related to cash flow hedging derivative instruments of US$ 40 million. The above was partially offset by lower interest payments on bank loans and bonds of US$ 136 million.

•	Increase in Current accounts payable to related companies of US$ 73 million, mainly due to higher accounts payable to: (i) Enel S.p.A. for higher dividends payable of US$ 64 million; (ii) Enel X S.r.L. for technical services of US$ 8 million; (iii) Enel Grids S.r.L. of US$ 6 million for IT services. The above, partially offset by lower accounts payable to Enel X S.r.L. for US$ 14 million for technical services.

The above partially offset by:

•	Decrease in Current tax liabilities of US$ 80 million, mainly explained by income tax.

•	Decrease in Other current provisions of US$ 21 million, which is explained by the payment of liabilities related to voluntary collective process agreements with SERNAC for US$ 20 million.

Non-Current Liabilities presented a decrease of US$ 288 million as of December 31, 2025, and is mainly explained by the following:

•	Decrease in Other non-current financial liabilities of US$ 212 million, mainly explained by a transfer to other current financial liabilities of US$ 190 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

•	Decrease in Non-current accounts payable to related companies of US$ 158 million, mainly explained by loans payable to Enel Finance International (EFI).

•	Decrease in Other non-current non-financial liabilities of US$ 22 million, explained by lower deferred revenue from energy sales.

This was partially offset by:

•	Increase in Non-current lease liabilities of US$ 100 million, mainly explained by new land leases for the development of renewable energy generation projects, associated with the EGP Chile Group.

•	Increase in Trade and other non-current accounts payable of US$ 16 million, mainly explained by higher accounts payable for the purchase of energy and fuels of US$ 22 million, partially offset by lower other accounts payable of US$ 6 million.

Total Equity amounted to US$ 5,550 million as of December 31, 2025, with an increase of US$ 204 million compared to December 31, 2024, mostly explained by the following:

•	Equity Attributable to Owners of Enel Chile reached US$ 5,176 million and breaks down as follows: (i) Issued capital of US$ 3,896 million, (ii) Retained earnings of US$ 3,011 million. This was offset by lower Other negative reserves of US$ 1,731 million.

>	Retained earnings showed an increase of US$ 130 million, which is explained by the profit for the year of US$ 538 million less the distribution of dividends for US$ 408 million.

>	Other reserves showed an increase of US$ 70 million, mainly explained by higher translation reserves of US$ 75 million, offset by lower cash flow hedging reserves of US$ 7 million.

•	Equity Attributable to Non-Controlling Interests was US$ 374 million, an increase of US$ 5 million with respect to the balance as of December 31, 2024, mainly explained by the profit for the year of US$ 48 million. This was partially offset by dividends paid of US$ 43 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

3.	MAIN CASH FLOWS

The Enel Chile Group generated a positive net cash flow of US$ 61 million for the period ended December 31, 2025, which represents an improvement of US$ 271 million in the net cash flow compared to year 2024. The main variables that explain this higher positive net cash flow for the period are described below:

NET CASH FLOW (Figures in US$ million)	Dec-25	Dec-24	Change	% Change

From Operating Activities	1,320	1,622	(302)	(18.7%)
From Investing Activities	(488)	(738)	250	(33.9%)
From Financing Activities	(771)	(1,095)	324	(29.6%)

Total Net Cash Flow	61	(210)	271	(129.0%)

Operating activities generated a positive net cash flow of US$ 1,320 million for the period ended December 31, 2025. These cash flows are mainly composed of: (i) cash inflows from sales of goods and services of US$6,726 million; (ii) proceeds from leasing and subsequent sale of those assets of US$17 million; and (iii) other cash inflows from operating activities of US$6 million. These cash inflows were partially offset by: (i) payment to suppliers of US$ 4,833 million; (ii) payment of income tax of US$ 272 million; (iii) other payments for operating activities of US$ 168 million, mainly for VAT and other taxes; (iv) payment to employees of US$ 146 million; and (v) other cash outflows of US$ 10 million.

The negative variation in operating cash flow of US$ 302 million compared to December 2024 is mainly explained by: (i) lower collections from sales of goods and services of US$ 148 million; (ii) higher payments to suppliers of US$ 55 million; (iii) higher income tax payments of US$ 66 million; (iv) higher other payments for operating activities of US$ 27 million; (v) lower collections from leasing and subsequent sale of those assets of US$ 12 million; and (vi) lower other collections for operating activities of US$ 7 million; and (vi) other cash outflows for US$ 4 million. This was partially offset by: (i) lower payments to employees of US$ 10 million; (ii) lower payments for manufacturing or acquiring assets held for lease to others and subsequent sale of US$ 7 million.

Investing activities generated negative net cash flows of US$ 488 million for the year ended December 31, 2025. These cash flows are mainly composed of: (i) disbursements made for purchases of property, plant and equipment for US$ 462 million; (ii) disbursements for purchases of intangible assets for US$ 37 million; and (iii) payments derived from futures, options and swap contracts for US$ 4 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

This was partially offset by: (i) interest received of US$ 12 million; (ii) amounts from the sale of property, plant and equipment of US$ 2 million; and (ii) dividends received of US$ 1 million.

The positive variation in the investment cash flow of US$ 250 million with respect to December 2024 is mainly explained by: (i) lower disbursements for the purchase of property, plant and equipment of US$ 263 million; (ii) lower purchases of intangible assets of US$ 4 million; (iii) higher amounts from the sale of property, plant and equipment of US$ 2 million; and (iv) lower other payments to acquire equity or debt instruments of other entities of US$ 2 million. This was partially offset by: (i) lower interest received of US$ 10 million; (ii) lower collections from futures, forward, options and swap contracts of US$ 9 million; and (iii) lower cash inflows of US$ 4 million.

Financing activities generated a negative net cash flow of US$ 771 million for the year ended December 31, 2025. These cash flows are mainly composed of cash outflows due to: (i) dividend payments of US$ 351 million; (ii) interest payments of US$ 174 million; (iii) loan payments to related entities of US$ 161 million; (iv) partial repayment of loans of US$ 190 million and local bonds of US$ 47 million; and (v) lease liability payments of US$ 37 million. The above, partially offset by cash inflows from loan granted for US$ 190 million.

The positive variation of US$ 324 million in the financing cash flow compared to December 2024 is mainly explained by: (i) lower loan payments to related companies of US$ 1,143 million; (ii) lower bond loan payments of US$ 563 million; (iii) lower interest payments of US$ 43 million; (iv) lower other cash inflows (outflows) of US$ 20 million; and (v) lower dividend payments of US$ 14 million. The above, partially offset by: (i) lower loans from related companies of US$ 1,157 million; (ii) lower amounts from long-term loans of US$ 285 million; and (iii) higher lease liability payments of US$ 18 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and respective Depreciation for the periods ended December 31, 2025, and 2024:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in US$ million)
ENEL CHILE	Payments for Additions of Fixed Assets		Depreciation
	Dec-25	Dec-24	Dec-25	Dec-24

Generation business	332	634	309	250
Distribution & Networks business	124	74	68	58
Other business activities	6	16	10	5

Total Consolidated ENEL CHILE Group	462	725	387	313

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within the Company, which is reviewed and approved each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 37 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

ENEL CHILE INTEREST RATE (%)	December 31, 2025	December 31, 2024

Fixed Interest Rate	87%	89%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Flows corresponding to investment income, costs and disbursements that are denominated in currencies other than the functional currency (U.S. dollar).
>	Accounting mismatch between assets and liabilities in the Statement of Financial Position denominated in currencies other than the functional currency.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025
>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.
>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.
>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to minimize the exchange rate risk, the Enel Chile Group seeks to maintain a balance between flows other than the functional currency in assets and liabilities. The objective is to minimize the exposure of flows to the risk of exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During 2024, the Boards of Directors of Enel Chile, Enel Generación Chile and Empresa Eléctrica Pehuenche agreed to change the functional currency of these companies from Chilean pesos to US dollars as of January 1, 2025, since the US currency became the currency that significantly influence the economic environment in which each of them operates (please refer to Note 3).

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

As of December 31, 2025, a consolidated position of active hedges on various commodities was held. In Brent oil, 349 kbbl were recorded in relation to purchases and 159 kbbl in relation to sales. In Henry Hub gas, active hedges amounted to 30 Tbtu linked to purchases. With respect to coal, settlement obligations of 61 kTon remained, corresponding to sales contracts. Finally, active TFU hedges of 0.4 Tbtu were held related to the sale of ships during 2025. As of December 31, 2024, we held active hedges in Brent totaling 45 kbbl related to purchases. As for gas, there were no active hedges to be settled at the end of 2024, neither in Henry Hub Swap nor in Henry Hub Future. Regarding coal hedges, as of December 31, 2024, there were settlement obligations for a total of 10.7 kTon corresponding to sales contracts.

According to the operating conditions that are updated permanently, these hedges may be amended or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the fourth quarter of 2025, due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For further details regarding the characteristics and conditions of the debts and financial derivatives, please refer to Notes 20, 21, and 23.

As of December 31, 2025, the liquidity of Enel Chile Group was US$ 373 million in cash and cash equivalents and US$ 640 million in in long-term committed credit lines. As of December 31, 2024, the liquidity of Enel Chile Group was US$ 385 million in cash and cash equivalents and US$ 690 million in in long-term committed credit lines. As of January 1, 2024, the liquidity of Enel Chile Group was US$ 642 million in cash and cash equivalents and US$ 540 million in long-term committed credit lines.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as stated earlier, are quite limited.

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. Additionally, there are portfolio monitoring and control measures for all the Company's segments: Corporate, Public Administration and Residential, with exclusive commercial executives available to attend to Corporate and Public Administration customers, in order to mitigate any activity that may put the customer's non-payment at risk.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

Exchange Rate Risk

In order to monitor this risk and limit the volatility of the income statement, the Enel Chile Group prepares a prospective measurement, based on a monthly Monte Carlo simulation, on the exchange fluctuations of the mismatch of accounts, in a 3-month period with 95% confidence.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

Based on the Company's estimated exposure, considering the hedges in place, the estimated impact of exchange rate fluctuations to the next quarter would reach US$ 405 million.

Considering that since January 1, 2025, Enel Chile and its subsidiaries Enel Generación Chile and Empresa Eléctrica Pehuenche changed its functional currency to the U.S. dollar, the measurement of the exchange rate risk described above has been determined considering this circumstance.

Interest Rate Risk

The exposure related to the variation of interest rates is measured as the sensitivity of the financial expense. The sensitivity analysis performed on the monthly financial expense shows that a variation of 25 basis points in the reference interest rate, SOFR, would have the following effects:

•	An increase of 25 basis points would increase the monthly financial expense by ThUS$ 42.

•	A decrease of 25 basis points would reduce the monthly financial expense by ThUS$ 42.

Given the Company's effective control over its exposure to variable rates, this risk is limited. To further reduce this exposure, market scenarios are continuously monitored, and a balance between fixed and variable rate financing is pursued.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Chile could become enforceable.

5 This value does not consider the effects of exchange rate differences between derivatives and underlying hedges.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

In connection with the credit facilities under New York State law, subscribed in March 2024 maturing in March 2027, and the credit facility under Chilean law, entered into in December 2024 maturing in December 2027, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in default also exceeds the equivalent of US$ 150 million. In addition, this credit lines contain provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$ 300 million, among others, could lead to the acceleration of these debts.

In connection with the bank loan under Chilean law, signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$ 300 million, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and July 2023, maturing in December 2037 and December 2038 respectively, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

In connection with the bank loan under English law, signed in May 2024 and maturing in December 2037, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose aggregate outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA, or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration of this loan.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee Bonds. The acceleration of the debt due to cross default does not occur automatically but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF DECEMBER 31, 2025

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of December 31, 2025.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2, 3 and 4 of the Financial Statements of Enel Chile as of December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Gianluca Palumbo
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Title: Chief Executive Officer of Enel Chile S.A.

Date: March 2, 2026